INFORMATION REGARDING LEGAL PROCEEDINGS

The Arbitrage Fund and dozens of other entities and individuals have been named as defendants in an adversary proceeding pending in the United States Bankruptcy Court for the Southern District of New York (Weisfelner, as Trustee of the LB Creditor Trust v. Fund 1, et al., Adv. Pro. No. 1004609). The complaint alleges that payments made to shareholders of Lyondell Chemical Company (Lyondell) in connection with the acquisition of Lyondell by Basell AF S.C.A. in a cash-out merger in or around December, 2007 constituted constructive or intentional fraudulent transfers under applicable state law and seeks to recover from the former Lyondell shareholders the payments received for the shares.

On January 14, 2014, the Court issued a decision and order on motions to dismiss granting in part, and denying in part, the motions. On April 9, 2014, plaintiff filed a Third Amended Complaint continuing to assert constructive or intentional fraudulent transfer claims under applicable state law. On August 1, 2014, defendants filed a motion to dismiss the Third Amended Complaint, and oral arguments on the motion to dismiss were held on January 14, 2015. On November 18, 2015, the Court issued a decision dismissing the intentional fraudulent transfer claim. The plaintiff appealed the November 18, 2015 decision, which was entered as a Final Judgment. On May 4, 2016, based on the March 29, 2016 decision of the U.S. Court of Appeal for the Second Circuit in In re Tribune Fraudulent Conveyance Litigation, defendants moved to dismiss the remaining constructive fraudulent transfer claims in the Creditor Action, or alternatively, to stay all discovery in that action pending the exhaustion of all appeal periods in the Tribune matter. On July 27, 2016 the District Court denied the defendants motion for dismissal and remanded the claim to the Bankruptcy Court. On April 21, 2017 the Bankruptcy Court issued an Opinion and Order in the related Blatvanik trial, granting judgement for the defendants on virtually all claims, including both the intentional and constructive fraudulent transfer claims. In particular, the Court found that the Trustee had not established that the merger left Lyondell (or its successor LBI) insolvent (under any test of insolvency) or that Dan Smith, Lyondells CEO, intended the merger to hinder, delay or defraud Lyondells (or LBIs) creditors.
On May 30, 2017 the defendants filed motions to dismiss the remaining causes of action on collateral estoppel grounds.

At this stage in the proceedings, it is not possible to assess with any reasonable certainty the probable outcome of the pending litigation.